EXHIBIT 99.17

May 3, 2005

To the stockholders of UnitedGlobalCom, Inc.:

The toll-free telephone number for D.F. King & Co., Inc. that appears in the joint proxy statement/prospectus, accompanying this letter, for use by the stockholders of UnitedGlobalCom, Inc. (UGC) in connection with the proposed business combination transaction with Liberty Media International, Inc., has been changed. D.F. King is the information agent and proxy solicitation firm assisting UGC with the transaction.

The correct D.F. King toll-free telephone number for UGC stockholders to call with any questions about the merger proposal or about voting UGC shares or questions regarding the cash or stock elections is (888) 628-8208.

Thank you.

Sincerely, D.F. King & Co., Inc.